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                                 August 20, 2003

Mr. Roger Schwall
Assistant Director Division of Corporate Finance
Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C. 20549

Re:  Cooper Cameron Corporation
     Form S-3 Amendment No. 2 filed June 27, 2003
     File No. 333-104298

     Form 10-K for the year ended December 31, 2002
     Filed March 26, 2003
     File No. 1-13884

     Schedule 14A filed March 24, 2003
     File No. 1-13884

Mr. Schwall:

     Reference is hereby made to the above-referenced Registration Statement on Form S-3 that was initially filed by Cooper Cameron Corporation (the "Company") with the Securities and Exchange Commission (the "Commission") on April 4, 2003 in connection with the offering by the Selling Shareholder named therein of up to a maximum of 1,006,500 shares of the Company's common stock.

     Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, the Company hereby makes application to withdraw the Registration Statement, together with all exhibits and amendments thereto. The Company has determined to settle the derivate transactions described in the Registration Statement in cash instead of in shares of the Company's common stock, and not to proceed at this time with the offering by the Selling Stockholder for that reason. The Selling Stockholder has not sold any of the shares covered by the Registration Statement. The Company's management believes that the Commission's approval of this application would be consistent with the public interest and the protection of the investors.

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     Please provide the Company with a copy of the order granting withdrawal of the Registration Statement when available. If you have any questions regarding the above matters, please call me at (713) 513-3360.

                                Very truly yours,

                                COOPER CAMERON CORPORATION

                                By: /s/ William C. Lemmer
                                   --------------------------------------------
                                    William C. Lemmer
                                    Vice President, General Counsel and
                                    Secretary

Via EDGAR